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                                                                    EXHIBIT 4.12


                         CHEQUEMATE INTERNATIONAL, INC.
                                d/b/a C3D Digital
                         330 Washington Blvd. Suite 507
                         Marina del Rey, Ca. 90292-5146
                                 (310) 306-6666
                               (310) 305-1455 fax
Bill Massey, CEO
Cinema Internet Networks, Inc.
320-1333 Johnston Street
Vancouver, BC V6H 3R9

Re:   Exclusive Agent Agreement for the Canadian PPV Assets      August 3, 2000

Dear Bill:

This is an Exclusive Agent Agreement between our two companies, and we have agreed that:

     1. CinemaWorks (CWK) has the exclusive right to sell the Canadian PPV assets specified in the PPV Asset Purchase Agreement signed by the Parties on or about March 1, 2000.
     2. Because CWK has title to the Canadian PPV assets, it is CWK's responsibility to provide clear title to the assets to the buyer.
     3.   The term of this Exclusive Agent Agreement is one year.
     4. CWK shall retain all costs and stock proceeds from the sale of these assets, and the sale price and terms will be the sole responsibility and decision of CWK. If the proceeds from the sale are in the form of publicly traded stock, it shall be valued at the average market price for the previous five working days. If not publicly traded, Chequemate and CWK must agree on its value prior to the sale.

     5. CWK will use its best efforts to maximize the sale price of the PPV assets on behalf of CWK and Chequemate.

Very truly yours,

  /s/ Alan Hunter
----------------------------
Alan Hunter
General Counsel
Chequemate International, Inc.

Cinema Internet Networks, Inc. agrees to the above provisions.

  /s/ William Massey                                 August 3, 2000
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William Massey, CEO                              Dated


Chequemate International Inc.                                    August 3, 2000
330 Washington Ste. 330
Marina Del Rey, Ca. 90292

Attn:  Michael Heil CEO
          cc:  Alan Hunter and Paul LaBarre


This letter is to confirm our phone conversation today between myself, Paul LaBarre and Bill Massey. We have agreed on the following in order to close the purchase of the CinemaWorks ("CWK") assets by Chequemate ("C-3D"). The following amendments were agreed to by the parties. All dollars are US$ unless otherwise noted.

     1. a) The new agreed net purchase price of the PPV assets is $251,000. At this price, CWK still retains the Integra lease obligation until the lease is paid by CWK or assigned to a purchaser of the Canadian PPV assets.

         b) To purchase the PPV assets, Chequemate will immediately deliver to the escrow agent a certificate for 55,000 restricted shares and immediately file a registration statement (S-3) with respect to those shares to be released when shareholder approval is obtained by CinemaWorks.

         c) In addition, Chequemate will immediately place 40,000 restricted C-3D Shares (144 stock) in escrow with Paige Fraser. The holding period for these shares will begin on the date of this Agreement between the parties.

     2. Cinema Works will immediately (within 1 working day of Paige Fraser receiving the Shares in #1 in escrow) call an extraordinary shareholder meeting to approve the disposition of the PPV assets, a fait accompli. This step is anticipated to be completed in approximately 30 days.

     3. CWK and Chequemate will sign a separate "Exclusive Agent Agreement" allowing CinemaWorks exclusive right to sell the Canadian PPV assets for an amount solely determined by CinemaWorks. However, CWK will use its best efforts to maximize the sale price of the assets.

     4. Title to the PPV assets in Canada will remain with CWK until such time as the assets are sold by CWK and title is transferred to a new buyer. All cash and/or stock proceeds from the purchase will be retained by CWK.

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     5.  Until, the PPV assets in Canada are sold or until the restricted Shares are released from escrow as per #7 below, Chequemate and its subsidiary, Hotel Movie Network (HMN), will provide monthly new movies and perform service calls for the Canadian hotel PPV systems in the same professional manner as they do for the USA-based PPV assets. At the same time, all monthly PPV movie revenues collected from the Canadian PPV assets will continue to be sent to CWK. CinamaWorks will also continue to invoice the Canadian PPV assets until the assets are sold or until the 144 Shares are saleable under Rule 144 and released from escrow as per #7 below.

     6. CinemaWorks will continue to be liable for-and pay the Integra lease payment each month from revenues collected in #5. And, the balance of collected revenues will be sent to Chequemate on a quarterly basis until such time as the Canadian PPV assets are sold to another company.

     7. a) If CWK for any reason is unable to sell the Canadian PPV assets, then the restricted stock will be transferred to CWK from escrow after one (1) year and the Shares become saleable under Rule 144.

              a) However, simultaneous with those Shares being released from escrow to CWK, CinemaWorks will assign free and clear title of the Canadian PPV assets to Chequemate.

              b) If there is money still owed on the Integra lease by CWK at this time, then it will be CWK's sole obligation to pay the remainder of the Integra lease.

     8. CWK will see shareholder approval for the disposition of its PPV assets, with the understanding that the lease obligation to Scott Applegate must be removed from Bill Massey and CinemaWorks either directly by Applegate or by Chequemate after taking assignment of this obligation from Applegate. This may be accomplished by any documents suitable to protect Bill Massey and CWK from any and all legal actions related to what is now the Applegate lease obligation.

     9. Should CWK successfully sell the Canadian PPV assets before the Chequemate restricted Shares become saleable under Rule 144, then the total proceeds amount shall be credited to Chequemate in the form of restricted Shares to be released to CWK and Chequemate from escrow. The value per restricted Share credited to Chequemate will be $3.00. For example: if the total proceeds from the sale of the Canadian PPV assets are $75,000, then Chequemate will receive 25,000 shares from escrow with the remaining 15,000 shares going to CWK.


Signed:                                Signed:

    /s/ Bob Hahn                       /s/ J. Michael Heil
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Bob Hahn                               Michael J. Heil
CFO, Cinema Internet Networks, Inc.    CEO, Chequemate International Inc.